Filed by SP Acquisition Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: SP Acquisition Holdings, Inc.

SP ACQUISITION HOLDINGS, INC.
590 Madison Avenue
32nd Floor
New York, New York 10022
_______________

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on October 8, 2009

_______________

To the Stockholders of SP Acquisition Holdings, Inc.:

Notice is hereby given that a special meeting of the stockholders of SP Acquisition Holdings, Inc. (“SPAH”) will be held on October 8, 2009 at 11:00 a.m., local time, at the offices of Olshan Grundman Frome Rosenzweig & Wolosky LLP, at Park Avenue Tower, 65 East 55th Street, New York, New York 10022.  The special meeting is being called for the following purposes:

(1)
To consider and vote upon a proposal to adopt an amendment to the amended and restated certificate of incorporation of SPAH (the “SPAH Certificate of Incorporation”) to eliminate the requirement that the fair market value of the target business equal at least 80% of the balance of SPAH’s trust account, to be effective immediately prior to the consummation of the merger described below (“Proposal No. 1”);

(2)
To consider and vote upon a proposal to adopt an amendment to the SPAH Certificate of Incorporation to provide that SPAH cannot consummate the merger unless up to at least 10% (minus one share) but no more than 30% (minus one share) of SPAH public stockholders are able to exercise their conversion rights, to be effective immediately prior to the consummation of the merger described below (“Proposal No. 2” and, together with Proposal No. 1, the “Initial Charter Amendments”);

(3)
To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of July 30, 2009, by and between SPAH and Frontier Financial Corporation (“Frontier”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of August 10, 2009, pursuant to which Frontier will merge with and into SPAH, as described in more detail in the definitive joint proxy statement/prospectus to be delivered to you;

(4)
To consider and vote upon a proposal to adopt an amendment to the SPAH Certificate of Incorporation to change SPAH’s corporate name to “Frontier Financial Corporation,” to be effective upon consummation of the merger (the “Name Change Proposal”);

(5)
To consider and vote upon a proposal to adopt an amendment to the SPAH Certificate of Incorporation to permit SPAH’s continued existence after October 10, 2009, to be effective upon consummation of the merger (the “Continued Existence Proposal”);

(6)
To consider and vote upon a proposal to adopt an amendment to the SPAH Certificate of Incorporation to create a new class of common stock of SPAH (the “Non-Voting Common Stock”) to have economic rights but no voting rights, to be effective upon consummation of the merger (the “New Class Proposal” and, together with the Name Change Proposal and the Continued Existence Proposal, the “Subsequent Charter Amendments”); and

(7)
To consider and vote upon a proposal to elect to the Board of Directors of SPAH, Warren G. Lichtenstein, who will serve as Chairman of the Board, and, if the merger is consummated, four directors from Frontier, comprised of Patrick M. Fahey, Lucy DeYoung, Mark O. Zenger and David M. Cuthill, each of whom currently serve on the Board of Directors of Frontier, in each case to serve until the next annual meeting of SPAH and until their successors shall have been elected and qualified.

At the special meeting, SPAH may transact such other business as may properly come before the meeting and any adjournments or postponements thereof.

The SPAH Certificate of Incorporation purports to prohibit amendments to certain of its provisions, including the proposed Initial Charter Amendments, without the unanimous consent of the holders of all of SPAH’s outstanding shares of common stock.  However, SPAH believes, and has received an opinion from its special Delaware counsel that while the matter has not been settled as a matter of Delaware law and, accordingly, is not entirely free from doubt, the Initial Charter Amendments, if duly approved by a majority of the shares of SPAH’s outstanding common stock entitled to vote at the special meeting, will be valid under Delaware law.

Since SPAH’s initial public offering prospectus did not disclose that SPAH would seek approval of the Initial Charter Amendments and the New Class Proposal, among other things, each SPAH stockholder at the time of the merger that purchased shares in, or subsequent to, SPAH’s initial public offering up to and until the record date, may have securities law claims against SPAH for rescission or damages.

Immediately prior to the special meeting of stockholders, SPAH has scheduled a special meeting of warrantholders to consider and vote upon a proposal to amend certain terms of the warrant agreement that governs the terms of SPAH’s outstanding warrants to purchase common stock, as more fully described in the definitive joint proxy statement/prospectus to be delivered to you.  If the requisite approval is received, the Initial Charter Amendments will be filed with the Delaware Secretary of State immediately upon its approval and prior to the stockholders’ consideration of the merger proposal at the special meeting of stockholders.  Accordingly, the proposal to adopt the merger agreement will only be presented for a vote at the special meeting if (i) the Initial Charter Amendments are adopted by SPAH stockholders and (ii) the proposal to amend the warrant agreement is approved by SPAH warrantholders.  The Subsequent Charter Amendments and the election of the Frontier nominees will only be effected in the event and at the time the merger with Frontier is consummated, although approval of the Subsequent Charter Amendments is a condition to closing the merger.  The election of Mr. Lichtenstein does not require the approval of any other proposals to be effective.

SPAH has fixed the close of business on September 17, 2009 as the record date for determining those stockholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof.

Conversion Rights of SPAH Stockholders

Pursuant to the SPAH Certificate of Incorporation, if you hold shares of common stock issued in SPAH’s initial public offering (whether such shares were acquired pursuant to such initial public offering or afterwards up to and until the record date), then you have the right to vote against the merger proposal and demand that SPAH convert such shares into cash equal to a pro rata share of the aggregate amount then on deposit in the trust account in which a substantial portion of the net proceeds of SPAH’s initial public offering are held (before payment of deferred underwriting discounts and commissions and including interest earned on their pro rata portion of the trust account, net of income taxes payable on such interest and net of interest income of $3.5 million on the trust account balance previously released to SPAH to fund its working capital requirements). If demand is properly made immediately prior to the merger, shares will cease to be outstanding and will represent only the right to receive a pro-rata portion of the trust account plus interest.

You may request conversion at any time after the mailing of the definitive joint proxy statement/prospectus and prior to the vote taken with respect to the merger proposal at the special meeting, but the request will not be granted unless you vote against the merger and the merger is approved and completed. If the merger is not consummated, no shares will be converted to cash through the exercise of conversion rights. Prior to exercising your conversion rights you should verify the market price of SPAH common stock. You may receive higher proceeds from the sale of your common stock in the public market than from exercising your conversion rights, if the market price per share is higher than the amount of cash that you would receive upon exercise of your conversion rights.

If you wish to exercise your conversion rights, you must:

•	affirmatively vote against the merger proposal in person or by submitting your proxy card before the vote on the merger proposal and checking the box that states “Against” for the merger proposal;

•	either:

•	check the box that states “I HEREBY EXERCISE MY CONVERSION RIGHTS” on the proxy card; or

•
send a letter to SPAH’s transfer agent, Continental Stock Transfer & Trust Company, at 17 Battery Place, 8th Floor, New York, NY 10004, attn: Mark Zimkind, stating that you are exercising your conversion rights and demanding your shares of SPAH common stock be converted into cash; and

•	either:

•
physically tender, or if you hold your shares of SPAH common stock in “street name,” cause your broker to physically tender, your stock certificates representing shares of SPAH common stock to SPAH’s transfer agent; or

•
deliver your shares electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, to SPAH’s transfer agent, in either case by October 8, 2009 or such other later date if the special meeting of SPAH stockholders is adjourned or postponed.

Accordingly, a SPAH stockholder would have from the time SPAH sends out the definitive joint proxy statement/prospectus through the vote on the merger to deliver his or her shares if he or she wishes to seek to exercise his or her conversion rights.

The DWAC delivery process can be accomplished, whether you are a record holder or your shares are held in “street name,” within a day, by simply contacting the transfer agent or your broker and requesting delivery of your shares through the DWAC System. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the stockholder or the tendering broker $35, and your broker may or may not pass this cost on to you.

Taking any action that does not include an affirmative vote against the merger, including abstaining from voting on the merger proposal, will prevent you from exercising your conversion rights. However, voting against the merger proposal does not obligate you to exercise your conversion rights. In addition, if you do not properly exercise your conversion rights (as outlined above), you will not be able to convert your shares of common stock into cash at the conversion price.

Any request to exercise your conversion rights, once made, may be withdrawn at any time up to immediately prior to the vote on the merger proposal at the special meeting (or any adjournment or postponement thereof). If you (1) initially vote for the merger proposal but then wish to vote against it and exercise your conversion rights or (2) initially vote against the merger proposal and wish to exercise your conversion rights but do not check the box on the proxy card providing for the exercise of your conversion rights or do not send a written request to SPAH’s transfer agent to exercise your conversion rights, or (3) initially vote against the merger proposal but later wish to vote for it, you may request SPAH’s transfer agent to send you another proxy card on which you may indicate your intended vote and, if that vote is against the merger proposal, exercise your conversion rights by checking the box provided for such purpose on the proxy card. You may make such request by contacting Continental Stock Transfer & Trust Company at 17 Battery Place, 8th Floor, New York, NY 10004, attn: Mark Zimkind. Any corrected or changed proxy card or written demand of conversion rights must be received by Continental Stock Transfer & Trust Company prior to the special meeting.

Please note, however, that once the vote on the merger proposal is held at the special meeting, you may not withdraw your request to exercise your conversion rights and request the return of your shares. If the merger is not consummated, your shares will be automatically returned to you.

In connection with the vote to approve the merger, SPAH stockholders may elect to vote a portion of their shares for and a portion of their shares against the merger. If the merger is approved and consummated, SPAH stockholders who elected to convert the portion of their shares voted against the merger will receive the conversion price with respect to those shares and may retain any other shares they own.

If you properly exercise your conversion rights, then you will be exchanging your shares of SPAH common stock for cash equal to a pro rata portion of the SPAH trust account and will no longer own these shares. SPAH anticipates that the funds to be distributed to SPAH stockholders entitled to convert their shares who elect conversion will be distributed promptly after completion of the merger.

Whether or not you plan to attend the special meeting in person, please complete, date, sign and return, when available, the proxy card to be included in the definitive joint proxy/prospectus as promptly as possible.  SPAH will enclose a postage prepaid envelope for that purpose therewith.  Any SPAH stockholder may revoke his or her proxy by following the instructions in the definitive joint proxy statement/prospectus at any time before the proxy has been voted at the special meeting.  Even if you have given your proxy, you may still vote in person if you attend the special meeting.

SPAH encourages you to vote on these very important matters.  The Board of Directors of SPAH unanimously recommends that SPAH stockholders vote “FOR” each of the proposals above.

By Order of the Board of Directors,

/s/ Warren G. Lichtenstein
Warren G. Lichtenstein
Chairman, President and Chief Executive
Officer

September 18, 2009

SPAH FILED A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) THAT CONTAINS A PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, IN CONNECTION WITH THE PROPOSED MERGER BETWEEN SPAH AND FRONTIER AND RELATED TRANSACTIONS AS DESCRIBED IN THE REPORT ON THE FORM 8-K FILED WITH THE SEC ON AUGUST 3, 2009 AND THE EXHIBITS THERETO. STOCKHOLDERS AND WARRANTHOLDERS OF SPAH AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SPAH’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETINGS BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ SPAH’S FINAL PROSPECTUS, DATED OCTOBER 10, 2007, IN CONNECTION WITH SPAH’S INITIAL PUBLIC OFFERING FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF SPAH’S OFFICERS, DIRECTORS AND AFFILIATES AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THE MERGER. THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO SPAH’S STOCKHOLDERS AS OF SEPTEMBER 17, 2009, THE RECORD DATE FOR VOTING ON THE MERGER. STOCKHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: SP ACQUISITION HOLDINGS, INC., 590 MADISON AVE., 32ND FLOOR, NEW YORK, NY 10022. FREE COPIES OF THESE DOCUMENTS, ONCE AVAILABLE, CAN ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SEC’S INTERNET SITE (HTTP://WWW.SEC.GOV).

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTIONS IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

SP ACQUISITION HOLDINGS, INC.
590 Madison Avenue
32nd Floor
New York, New York 10022

_______________

NOTICE OF SPECIAL MEETING OF WARRANTHOLDERS

To Be Held on October 8, 2009

_______________

To the Warrantholders of SP Acquisition Holdings, Inc.:

Notice is hereby given that a special meeting of the warrantholders of SP Acquisition Holdings, Inc. (“SPAH”) will be held on October 8, 2009 at 10:00 a.m., local time, at the offices of Olshan Grundman Frome Rosenzweig & Wolosky LLP, at Park Avenue Tower, 65 East 55th Street, New York, New York 10022.  The special meeting is being called to consider and vote upon a proposal to amend certain terms of the Amended and Restated Warrant Agreement, dated as of October 4, 2007, by and between SPAH and Continental Stock Transfer & Trust Company, which governs the terms of SPAH’s outstanding warrants to purchase common stock (the “Warrant Agreement”), in connection with the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of July 30, 2009, by and between SPAH and Frontier Financial Corporation (“Frontier”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of August 10, 2009, which, among other things, provides for the merger of Frontier with and into SPAH, with SPAH being the surviving entity.

The proposed amendment to the Warrant Agreement, to become effective upon consummation of the merger, will:

•	increase the exercise price of the warrants from $7.50 per share to $11.50 per share of SPAH common stock;

•
amend the warrant exercise period to (i) eliminate the requirement that the initial founder’s warrants owned by the SPAH insiders become exercisable only after the consummation of an initial business combination if and when the last sales price of SPAH common stock exceeds $14.25 per share for any 20 trading days within a 30 trading day period beginning 90 days after such business combination and (ii) extend the expiration date of the warrants to the earlier of (x) seven years from the consummation of the merger or (y) the date fixed for redemption of the warrants set forth in the warrant agreement;

•	provide for the mandatory downward adjustment of the exercise price for each warrant to reflect any cash dividends paid with respect to the outstanding common stock of SPAH;

•
provide that no adjustment in the number of shares issuable upon exercise of each warrant will be made as a result of the issuance of SPAH shares and warrants to the shareholders of Frontier upon consummation of the merger agreement; and

•	provide that each warrant will entitle the holder thereof to purchase, in its sole discretion, either one share of voting common stock or one share of non-voting common stock.

At the special meeting, SPAH may transact such other business as may properly come before the special meeting or any adjournments or postponements thereof.

The merger and the transactions contemplated by the merger, as well as the amendment to the Warrant Agreement, are described in the definitive joint proxy statement/prospectus to be delivered to you, which you are encouraged to read in its entirety before voting.  Only holders of record of SPAH warrants at the close of business on September 17, 2009 are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements thereof.  The approval of the warrant amendment proposal is a condition to the consummation of the merger discussed above.

After careful consideration, SPAH’s Board of Directors has determined that the proposals are fair to and in the best interests of SPAH and its warrantholders and unanimously recommends that you vote or give instruction to vote “FOR” the approval of the amendment proposal.

All SPAH warrantholders are cordially invited to attend the special meeting in person.  To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return as soon as possible the proxy card that will be included in the definitive joint proxy statement/prospectus to be delivered to you.  If you are a warrantholder of record of SPAH, you may also cast your vote in person at the special meeting.  If your warrants are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your warrants or, if you wish to attend the meeting and vote in person, obtain a proxy from your broker or bank.  If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the amendment proposal.

Your vote is important regardless of the number of warrants you own.  Whether you plan to attend the special meeting or not, please sign, date and return, when available, the proxy card to be included in the definitive joint proxy statement/prospectus as soon as possible in the envelope to be provided therewith.  If your warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the warrants you beneficially own are properly counted.

If the merger is not completed and SPAH does not complete an initial business combination prior to October 10, 2009, the warrants will expire worthless.

Thank you for your participation.  We look forward to your continued support.

By Order of the Board of Directors,

/s/ Warren G. Lichtenstein
Warren G. Lichtenstein
Chairman, President and Chief Executive
Officer

September 18, 2009

SPAH FILED A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) THAT CONTAINS A PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, IN CONNECTION WITH THE PROPOSED MERGER BETWEEN SPAH AND FRONTIER AND RELATED TRANSACTIONS AS DESCRIBED IN THE REPORT ON THE FORM 8-K FILED WITH THE SEC ON AUGUST 3, 2009 AND THE EXHIBITS THERETO. STOCKHOLDERS AND WARRANTHOLDERS OF SPAH AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SPAH’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETINGS BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ SPAH’S FINAL PROSPECTUS, DATED OCTOBER 10, 2007, IN CONNECTION WITH SPAH’S INITIAL PUBLIC OFFERING FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF SPAH’S OFFICERS, DIRECTORS AND AFFILIATES AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THE MERGER. THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO SPAH’S WARRANTHOLDERS AS OF SEPTEMBER 17, 2009, THE RECORD DATE FOR VOTING ON THE AMENDMENTS TO THE WARRANT AGREEMENT. WARRANTHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: SP ACQUISITION HOLDINGS, INC., 590 MADISON AVE., 32ND FLOOR, NEW YORK, NY 10022. FREE COPIES OF THESE DOCUMENTS, ONCE AVAILABLE, CAN ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SEC’S INTERNET SITE (HTTP://WWW.SEC.GOV).

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTIONS IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

FRONTIER FINANCIAL CORPORATION
332 S.W. Everett Mall Way
P. O. Box 2215
Everett, Washington 98213

_______________

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on October 8, 2009

_______________

To the Shareholders of Frontier Financial Corporation:

Notice is hereby given that a special meeting of the shareholders of Frontier Financial Corporation (“Frontier”) will be held on October 8, 2009 at 7:30 p.m., local time, at Lynnwood Convention Center, 3711 - 196th St. SW, Lynnwood, WA 98036.  The special meeting is being called to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of July 30, 2009, by and between Frontier and SP Acquisition Holdings, Inc. (“SPAH”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of August 10, 2009, pursuant to which Frontier will merge with and into SPAH, as described in more detail in the definitive joint proxy statement/prospectus to be delivered to you.  At the special meeting, SPAH may transact such other business as may properly come before the special meeting and any adjournments or postponements thereof.

Frontier has fixed the close of business on September 14, 2009 as the record date for determining those shareholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof.

Frontier Dissenters’ Rights

In accordance with Chapter 13 of the Washington Business Corporation Act (Chapter 23B.13 of the Revised Code of Washington, the “WBCA”), Frontier’s shareholders have the right to dissent from the merger and to receive payment in cash for the “fair value” of their Frontier common stock.

Frontier shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 13 in order to perfect their rights. Frontier and SPAH will require strict compliance with the statutory procedures. The following is intended as a brief summary of the material provisions of the Washington statutory procedures required to be followed by a Frontier shareholder in order to dissent from the merger and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 13 of the WBCA, the full text of which is set forth in Annex A.

A shareholder who wishes to assert dissenters’ rights must (i) deliver to Frontier before the vote is taken by Frontier shareholders notice of the shareholder’s intent to demand payment for the shareholder’s shares if the merger is effected, and (ii) not vote such shares in favor of the merger. A shareholder wishing to deliver such notice should hand deliver or mail such notice to Frontier at the following address within the requisite time period:

Frontier Financial Corporation
Attn: Corporate Secretary
332 S.W. Everett Mall Way
P.O. Box 2215
Everett, WA 98213

A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all the shares the shareholder owns or over which the shareholder has power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by delivering to Frontier a notice of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to Frontier the record shareholder’s written consent and by dissenting with respect to all the shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

A shareholder who does not deliver to Frontier prior to the vote being taken by Frontier shareholders a notice of the shareholder’s intent to demand payment for the “fair value” of the shares will lose the right to exercise dissenters’ rights. In addition, any shareholder electing to exercise dissenters’ rights must either vote against the merger agreement or abstain from voting. Submitting a properly signed proxy card that is received prior to the vote at the special meeting (and is not properly revoked) that does not direct how the shares of Frontier common stock represented by proxy are to be voted will constitute a vote in favor of the merger agreement and a waiver of such shareholder’s statutory dissenters’ rights.

If the merger is effected, SPAH as the surviving corporation shall, within ten days after the effective date of the merger, deliver a written notice to all shareholders who properly perfected their dissenters’ rights in accordance with Chapter 13 of the WBCA. Such notice will, among other things: (i) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited; (ii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received; (iii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed merger and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date; (iv) set a date by which SPAH must receive the payment demand, which date will be between 30 and 60 days after notice is delivered; and (v) be accompanied by a copy of Chapter 23B.13 of the WBCA. A shareholder wishing to exercise dissenters’ rights must timely file the payment demand and deliver share certificates as required in the notice. Failure to do so will cause such person to lose his or her dissenters’ rights.

Within 30 days after the merger occurs or receipt of the payment demand, whichever is later, SPAH shall pay each dissenter with properly perfected dissenters’ rights SPAH’s estimate of the “fair value” of the shareholder’s interest, plus accrued interest from the effective date of the merger. The payment must be accompanied by: (i) the corporation’s latest annual and quarterly financial statements; (ii) an explanation of how SPAH estimated the fair value of the shares; (iii) an explanation of how the interest was calculated; (iv) a statement of the dissenter’s right to demand payment under Chapter 23B.13.280 of the WBCA; and (v) a copy of Chapter 23B.13 of the WBCA. With respect to a dissenter who did not beneficially own Frontier shares prior to the public announcement of the merger, SPAH is required to make the payment only after the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands. “Fair value” means the value of the shares immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger unless such exclusion would be inequitable. The rate of interest is generally required to be the rate at which SPAH currently pays on its principal bank loans.

A dissenter who is dissatisfied with SPAH’s estimate of the fair value or believes that interest due is incorrectly calculated may notify Frontier of the dissenters’ estimate of the fair value and amount of interest due. If SPAH does not accept the dissenters’ estimate and the parties do not otherwise settle on a fair value then SPAH must, within 60 days, petition a court to determine the fair value.

In view of the complexity of Chapter 13 of the WBCA and the requirement that shareholders must strictly comply with the provisions of Chapter 13 of the WBCA, shareholders of Frontier who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

Completion of the merger is subject to a number of conditions, including, among others, receipt of regulatory approvals and approval of the merger by the holders of two-thirds of the outstanding shares of Frontier common stock.  As a result, your vote is very important.

Whether or not you plan to attend the special meeting in person, please complete, date, sign and return, when available, the proxy card to be included in the definitive joint proxy statement/prospectus as promptly as possible.  Frontier will enclose a postage prepaid envelope for that purpose therewith.  Any Frontier shareholder may revoke his or her proxy by following the instructions in the definitive joint proxy statement/prospectus at any time before the proxy has been voted at the special meeting.  Even if you have given your proxy, you may still vote in person if you attend the special meeting.  Please do not send any share certificates to Frontier at this time.

Frontier encourages you to vote on this very important matter.  The Board of Directors of Frontier has approved the merger, believes it is in the best interests of Frontier, and unanimously recommends that Frontier shareholders vote “FOR” the proposals above.

By Order of the Board of Directors,

/s/ Patrick M. Fahey
Patrick M. Fahey
Chairman and Chief Executive Officer

September 18, 2009

SPAH FILED A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) THAT CONTAINS A PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS, IN CONNECTION WITH THE PROPOSED MERGER BETWEEN SPAH AND FRONTIER AND RELATED TRANSACTIONS AS DESCRIBED IN THE REPORT ON FRONTIER’S FORM 8-K FILED WITH THE SEC ON AUGUST 6, 2009 AND THE EXHIBITS THERETO. STOCKHOLDERS OF FRONTIER AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH FRONTIER’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ FRONTIER’S FILINGS WITH THE SEC FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF FRONTIER’S OFFICERS, DIRECTORS AND AFFILIATES AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THE MERGER. THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO FRONTIER’S STOCKHOLDERS AS OF SEPTEMBER 14, 2009, THE RECORD DATE FOR VOTING ON THE MERGER. STOCKHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: INVESTOR RELATIONS, FRONTIER FINANCIAL CORPORATION, 332 S.W. EVERETT MALL WAY, P.O. BOX 2215, EVERETT, WA 98213. FREE COPIES OF THESE DOCUMENTS, ONCE AVAILABLE, CAN ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SEC’S INTERNET SITE (HTTP://WWW.SEC.GOV) OR AT FRONTIER’S WEBSITE (HTTP://WWW.FRONTIERBANK.COM). FRONTIER’S WEBSITE AND THE INFORMATION CONTAINED THEREIN OR CONNECTED THERETO ARE NOT INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS.

THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES, NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTIONS IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

SUMMARY OF THE MATERIAL TERMS OF THE INITIAL CHARTER AMENDMENT PROPOSALS, THE MERGER AGREEMENT PROPOSAL, THE SUBSEQUENT CHARTER AMENDMENT PROPOSALS, THE ELECTION OF DIRECTORS PROPOSALS, THE WARRANT AMENDMENT PROPOSAL AND THE MERGER PROPOSAL

The following summary highlights some of the information regarding the Initial Charter Amendment Proposals, the Merger Agreement Proposal (as hereinafter defined), the Subsequent Charter Amendment Proposals, the Election of Directors Proposals (as hereinafter defined), the Warrant Amendment Proposal (as hereinafter defined) and the Merger Proposal (as hereinafter defined). It does not contain all of the information that you should consider before deciding how to vote on any of the proposals described herein. You should read carefully the more detailed information that will be set forth in the definitive joint proxy statement/prospectus that will be delivered to you, including the information set forth under the caption “Risk Factors,” in order to make a decision as to how to vote on each proposal. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the notices delivered herewith.

Following the special meeting of SPAH warrantholders, the special meeting of SPAH stockholders will take place to consider and vote on the following proposals:

Initial Charter Amendment Proposals

Proposal No. 1.  SPAH is proposing to amend the SPAH Certificate of Incorporation to revise the definition of an “initial business combination” and to eliminate the requirement that the fair market value of the target business equal at least 80% of the balance of SPAH’s trust account (excluding underwriting discounts and commissions) plus the proceeds of the co-investment.  An “initial business combination” is defined in the SPAH Certificate of Incorporation as follows:

An “Initial Business Combination” shall mean the acquisition by the Corporation, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination or transaction or transactions, of one or more businesses or assets (the “Target Business” or “Target Businesses”) having, individually or collectively, a fair market value equal to at least 80% of sum of the balance in the Trust Account (excluding deferred underwriting discounts and commissions of $16,000,000 or $18,400,000 if the underwriters’ over-allotment option is exercised in full) plus the proceeds of the co-investment of $30,000,000 by the Steel Trust at the time of such acquisition and resulting in ownership by the Corporation of at least 51% of the voting equity interests of the Target Business or Businesses and control by the Corporation of the majority of any governing body of the Target Business or Businesses. Any acquisition of multiple Target Businesses shall occur simultaneously.

“Fair market value” for purposes of this Article Sixth shall be determined by the Board of Directors of the Corporation based upon financial standards generally accepted by the financial community, such as actual and potential gross margins, the values of comparable businesses, earnings and cash flow, and book value.  If the Corporation’s Board of Directors is not able to determine independently that the Target Business or Businesses has a sufficient fair market value to meet the threshold criterion, it will obtain an opinion in that regard from an unaffiliated, independent investment banking firm that is a member of the National Association of Securities Dealers, Inc.  The Corporation is not required to obtain an opinion from an investment banking firm as to the fair market value of the Target Business or Businesses if its Board of Directors independently determines that the Target Business or Businesses have sufficient fair market value to meet the threshold criterion.”

Because the fair market value of Frontier on the date of the transaction is less than 80% of the balance of the trust account (excluding underwriting discounts and commissions) plus the proceeds of the co-investment, the proposed transaction does not meet the requirements as set forth above.  Accordingly, SPAH must amend the SPAH Certificate of Incorporation immediately prior to the presentation of the merger proposal to provide SPAH stockholders the opportunity to vote on the merger.

Proposal No. 2.  SPAH is proposing to amend the SPAH Certificate of Incorporation to provide that SPAH cannot consummate the merger unless up to at least 10% (minus one share) but no more than 30% (minus one share) of SPAH public stockholders are able to exercise their conversion rights.  The SPAH Certificate of Incorporation in its current form prohibits SPAH from consummating an initial business combination in which SPAH public stockholders owning less than 30% (minus one share) are unable to elect conversion.  However, SPAH has made it a condition to closing the merger agreement that holders of no more than 10% of the shares (minus one share) sold in SPAH’s initial public offering vote against the merger and exercise their conversion rights in order to ensure that the combined company immediately following the consummation of the merger has sufficient Tier 1 capital to return to compliance levels.  Accordingly, SPAH must amend the SPAH Certificate of Incorporation immediately prior to presenting the merger proposal for a vote at the special meeting of stockholders to provide for this closing condition.

The SPAH Certificate of Incorporation purports to prohibit amendments to certain of its provisions, including the proposed Initial Charter Amendments, without the unanimous consent of the holders of all of SPAH’s outstanding shares of common stock.  The prospectus issued by SPAH in its initial public offering however stated that SPAH had been advised that such provision limiting its ability to amend the SPAH Certificate of Incorporation without unanimous consent may not be enforceable under Delaware law.  SPAH believes that the proposed merger is an extremely attractive opportunity in the current market environment and therefore, SPAH public stockholders should be given the opportunity to consider the business combination.  In considering the Initial Charter Amendments, the SPAH Board of Directors (the “SPAH Board”) came to the conclusion that the potential benefits of the proposed merger with Frontier to SPAH and its stockholders outweighed the possibility of any liability described below as a result of this amendment being approved.  SPAH is offering holders of up to 10% (minus one share) sold in SPAH’s initial public offering, the ability to affirmatively vote such shares against the merger proposal and demand that such shares be converted into a pro rata portion of the trust account.  Accordingly, SPAH believes that the Initial Charter Amendments are consistent with the spirit in which SPAH offered its securities to the public.

SPAH has also received an opinion from special Delaware counsel, Morris James LLP concerning the validity of the Initial Charter Amendment.  SPAH did not request Morris James LLP to opine on whether the clause currently contained in Article Sixth of the SPAH Certificate of Incorporation prohibiting amendment of Article Sixth prior to consummation of an initial business combination without the unanimous consent of stockholders was valid when adopted and does not intend on seeking advice of counsel on that question from any other source.  Morris James LLP concluded in its opinion, based upon the analysis set forth therein and its examination of Delaware law, and subject to the assumptions, qualifications, limitations and exceptions set forth in its opinion, that “While the matter has not been settled as a matter of Delaware law and, accordingly, is not entirely free from doubt...the Amendment, if duly adopted by the Board of Directors of the Corporation and duly approved by the holders of a majority of the outstanding shares of capital stock of the Corporation in accordance with the General Corporation Law, would be valid under the General Corporation Law.” A copy of Morris James LLP’s opinion will be included as Annex F to the definitive joint proxy statement/prospectus to be delivered to you, and stockholders are urged to review it in its entirety when available.

Because the SPAH Certificate of Incorporation in its current form does not allow for SPAH to complete the proposed merger, each SPAH public stockholder at the time of the merger who purchased his or her shares in the initial public offering or afterwards up to and until the record date, may have securities law claims against SPAH for rescission (under which a successful claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security).

Such claims may entitle stockholders asserting them to up to $10.00 per share, based on the initial offering price of the units sold in SPAH’s initial public offering, each comprised of one share of common stock and a warrant to purchase an additional share of common stock, less any amount received from the sale or fair market value of the original warrants purchased as part of the units, plus interest from the date of SPAH’s initial public offering.  In the case of SPAH public stockholders, this amount may be more than the pro rata share of the trust account to which they are entitled upon exercise of their conversion rights or liquidation of SPAH.

In general, a person who contends that he or she purchased a security pursuant to a prospectus which contains a material misstatement or omission must make a claim for rescission within the applicable statute of limitations period, which, for claims made under Section 12 of the Securities Act of 1933, as amended (the “Securities Act”) and some state statutes, is one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the occurrence of the event giving rise to the claim. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares.  Claims under the anti-fraud provisions of the federal securities laws must generally be brought within two years of discovery, but not more than five years after occurrence.  Rescission and damages claims would not necessarily be finally adjudicated by the time the merger is completed, and such claims would not be extinguished by consummation of that transaction.

Even if you do not pursue such claims, others, who may include all other SPAH public stockholders, may do so.  Neither SPAH nor Frontier can predict whether stockholders will bring such claims or whether such claims would be successful.

If the Initial Charter Amendments are approved, SPAH will present the other proposals to stockholders and warrantholders for their approval.  If all of such proposals are approved, the following will occur:

•
SPAH will file a certificate of amendment to the SPAH Certificate of Incorporation, substantially in the form that will be attached as Annex B to the definitive joint proxy statement prospectus to be delivered to you, with the Secretary of State of the State of Delaware to amend Article Sixth to:

(1) amend the definition of a “Initial Business Combination” as set forth below and to delete all references to “fair market value”:

“An “Initial Business Combination” shall mean the acquisition by the Corporation, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination or transaction or transactions, of one or more businesses or assets (the “Target Business” or “Target Businesses”), resulting in ownership by the Corporation of more than 50% of the voting equity interests of the Target Business or Businesses and control by the Corporation of the majority of any governing body of the Target Business or Businesses. Any acquisition of multiple Target Businesses shall occur simultaneously”; and

(2) amend Paragraph A of Article SIXTH as set forth below:

“Prior to the consummation of any Initial Business Combination, the Corporation shall submit the Initial Business Combination to its stockholders for approval regardless of whether the Initial Business Combination is of a type that normally would require such stockholder approval under the DGCL.  In addition to any other vote of stockholders of the Corporation required under applicable law or listing agreement, the Corporation may consummate the Initial Business Combination only if approved by a majority of the IPO Shares voted at a duly held stockholders meeting in person or by proxy, and stockholders owning no more than 30% (minus one share) of the IPO Shares vote against the business combination and exercise their conversion rights described in paragraph C below.  The Corporation shall not seek to consummate any Initial Business Combination unless stockholders owning at least 10% (minus one share) of the IPO Shares are able to elect conversion pursuant to the provisions of paragraph C below.

•
Immediately after the filing of such certificate of amendment, SPAH will be authorized to complete the proposed merger.  Thereafter, SPAH will look to satisfy all necessary conditions to closing the merger.

•	Once all conditions to closing the transaction are satisfied, SPAH will file all necessary documents with the Secretary of State of the State of Delaware to effectuate the merger.

If the Initial Charter Amendments are not approved, the remaining proposals will not be submitted to stockholders and warrantholders for their approval.

The Merger Agreement Proposal

As discussed in the section entitled, “The Merger Proposal” on page 22 and in greater detail in the definitive joint proxy statement/prospectus to be delivered to you, SPAH stockholders are considering and voting to adopt the merger agreement (the “Merger Agreement Proposal”). When it becomes available, SPAH stockholders should read carefully the definitive joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger. In particular, SPAH stockholders are directed to the merger agreement which will be attached to the definitive joint proxy statement/prospectus as Annex A.

The Subsequent Charter Amendment Proposals

Name Change Proposal

If the merger agreement is approved and adopted by SPAH stockholders, SPAH is proposing to amend Article FIRST of the SPAH Certificate of Incorporation to change SPAH’s corporate name from “SP Acquisition Holdings, Inc.” to “Frontier Financial Corporation.” The reason for this amendment is that, in the event of a merger with Frontier, SPAH’s current name will not accurately reflect its business operations. Accordingly, the SPAH Board believes that changing its name to “Frontier Financial Corporation” in connection with the merger will better reflect its business operations upon completion of the merger.

Existing SPAH stockholders will not be required to exchange outstanding stock certificates for new stock certificates if the amendment is adopted.

Continued Existence Proposal

If the merger agreement is approved and adopted by SPAH stockholders, SPAH is proposing to amend Article FOURTH of the SPAH Certificate of Incorporation to permit SPAH’s continued corporate existence after October 10, 2009. Pursuant to the SPAH Certificate of Incorporation, SPAH must submit a proposal to amend the SPAH Certificate of Incorporation to permit SPAH’s continued corporate existence at the same time SPAH submits a proposal to stockholders to approve an initial business combination. In addition, continued existence is the usual period of existence for most corporations.

New Class Proposal

If the merger agreement is approved and adopted by SPAH stockholders, SPAH is proposing to amend Article FIFTH of the SPAH Certificate of Incorporation to create a new class of common stock, the Non-Voting Common Stock, that may be issued to stockholders and/or warrantholders, following the consummation of the merger, so that a stockholder or warrantholder, in its election, may, for example, remain below the ownership threshold which would subject them to regulation as a bank holding company as described below.

The terms of the Non-Voting Common Stock are identical to the terms of SPAH’s voting common stock except that the Non-Voting Common Stock have no voting rights and holders of such Non-Voting Common Stock may transfer shares of such Non-Voting Common Stock to a transferee who is unaffiliated with such holder, and such transferee may convert their shares into an equal number of shares of voting common stock, if such conversion is in connection with (i) a transfer that is part of an underwritten public offering of voting common stock, (ii) a transfer that is part of a private placement of voting common stock in which no one party acquires the rights to purchase in excess of 2% of the voting common stock then outstanding, (iii) a transfer of voting common stock not requiring registration under the Securities Act, in reliance on Rule 144 thereunder in which no one party acquires in excess of 2% of the voting common stock then outstanding, (iv) a transaction approved by the Board of Governors of the Federal Reserve System (“Federal Reserve”), or (v) a transfer to a person that would control more than 50% of the “voting securities” of SPAH as defined by the Federal Reserve without giving effect to such transfer. In connection with the creation of the new class of Non-Voting Common Stock, the SPAH Certificate of Incorporation would also be amended so that holders of voting common stock may convert their shares into shares of Non-Voting Common Stock without limitation.

Under the Bank Holding Company Act of 1956 (the “BHC Act”), a company that directly or indirectly owns, controls or has the power to vote 25% or more of a class of voting stock of a bank or a bank holding company is a bank holding company for purposes of the BHC Act and is subject to regulation as a bank holding company as described in the section to be included in the definitive joint proxy statement/prospectus entitled “Supervision and Regulation — Federal Bank Holding Company Regulation.” In addition, a company that directly or indirectly owns, controls or has the power to vote 10% or more, but less than 25%, of a class of voting stock of a bank or a bank holding company may be presumed to control the bank and/or bank holding company. If the presumption of control is not rebutted, the company is subject to the regulation as a bank holding company as described in the section to be included in the definitive joint proxy statement/prospectus entitled “Supervision and Regulation — Federal Bank Holding Company Regulation.” The presumption of control may be rebutted by entering into a passivity agreement with the Federal Reserve, which contains specific terms to limit the ability to control the management and policies of the bank and/or bank holding company. A company that owns, controls or has the power to vote 10% or more, but less than 25%, of a class of voting stock of a bank or a bank holding company and that enters into a passivity agreement generally is not subject to regulation as a bank holding company. A company that directly or indirectly owns, controls or has the power to vote less than 10% of any class of voting stock of a bank or a bank holding company generally is not subject to regulation as a bank holding company.

Given these considerations, in order to permit investor flexibility, SPAH is also requesting warrantholder approval at a special meeting of warrantholders to amend the terms of the Warrant Agreement, and intends to amend the Founder’s Agreements, to provide warrantholders with the option to receive either voting shares of SPAH common stock or shares of Non-Voting Common Stock in certain situations.

This Subsequent Charter Amendment is being proposed for the benefit of SP Acq LLC, SPAH’s sponsor, and its affiliates, including the Steel Partners II Liquidating Series Trust — Series F (the “Steel Trust”), who otherwise would acquire more than 10% of the voting securities of SPAH upon the exercise of their initial founder’s warrants, additional founder’s warrants and co-investment warrants following the consummation of the merger. However, all stockholders and/or warrantholders will be permitted to receive Non-Voting Common Stock at their election. If the warrant amendment proposal is approved by SPAH warrantholders at the special meeting of SPAH warrantholders, SP Acq LLC and certain of its officers and directors, SP II and the Steel Trust will only be entitled to exercise their warrants for SPAH voting common stock, (i) to the extent (but only to the extent) that such conversion or receipt would not cause or result in such persons and their affiliates, collectively, being deemed to own, control or have the power to vote, for purposes of the BHC Act, or the Change in Bank Control Act of 1978, as amended (the “CIBC Act”), and any rules and regulations promulgated thereunder, more than 5% (minus one share) of any class of SPAH voting common stock outstanding at such time, and (ii) to the extent any such exercise exceeds the limit in clause (i), for Non-Voting Common Stock, to the extent (but only to the extent) that such conversion or receipt would not cause or result in such persons and their affiliates, collectively, being deemed to own, control or have the power to vote, for purposes of the BHC Act or the CIBC Act, and any rules and regulations promulgated thereunder, more than one-third (minus one share) of the total equity of SPAH. SP Acq LLC and the Steel Trust have also separately agreed, pursuant to letter agreements with SPAH, to receive Non-Voting Common Stock upon exercise of their initial founder’s warrants, additional founder’s warrants and co-investment warrants following the consummation of the merger, as necessary in order to maintain an ownership level of voting common stock below 5% of the total outstanding shares of voting common stock. At their discretion, SP Acq LLC and/or the Steel Trust will convert such shares into voting common stock in accordance with the SPAH Certificate of Incorporation, as amended by the Subsequent Charter Amendments and upon a distribution of the shares by Steel Trust to its beneficiaries, such shares will also be converted into voting common stock in accordance with the SPAH Certificate of Incorporation, as amended by the Subsequent Charter Amendments, subject to the conversion conditions set forth therein and discussed above.

Approval of the Subsequent Charter Amendments is a condition to closing the merger.

Filing of Second Amended and Restated Certificate of Incorporation

Following the merger, the surviving corporation will file a second amended and restated certificate of incorporation substantially in the form to be attached as Annex C to the definitive joint proxy statement/prospectus which will be delivered to you, incorporating the amendments being considered by SPAH stockholders at the special meeting, assuming they are adopted.

The Election of Directors Proposals

The SPAH Bylaws provides for a board not less than one (1) nor more than nine (9) directors and authorizes the Board to determine from time to time the number of directors within that range that will constitute the board. The SPAH Board has fixed the number of directors to be elected at the special meeting at five (5), in the event the merger is consummated. If the merger is not consummated, the SPAH Board will be fixed at one (1).

The SPAH Board has proposed the election of Warren G. Lichtenstein as a director at the special meeting. If the merger is consummated, the SPAH Board has also proposed four director nominees from Frontier for election as directors at the special meeting including, Patrick M. Fahey, Lucy DeYoung, Mark O. Zenger and David M. Cuthill, each of whom currently serve on the Frontier Board, with Mr. Lichtenstein to serve as Chairman of the Board (collectively, the “Election of Directors Proposals”). Each nominee elected as a director will continue in office until the next annual meeting of stockholders at which his or her successor has been elected, or until his or her resignation, removal from office, or death, whichever is earlier.

It is the intention of the persons named in the form of proxy, which will be included in the definitive joint proxy statement/prospectus to be delivered to you, to vote for the election of all director nominees, unless authorization to do so is withheld.

Prior to the special meeting of SPAH stockholders, the special meeting of SPAH warrantholders will take place to consider and vote on the following proposal:

Warrant Amendment Proposal

At the special meeting, SPAH’s warrantholders will be asked to consider and vote upon a proposal to amend Sections 6(a), 6(d), 6(f), 11(c), 11(d), and 11(e) of the Warrant Agreement in connection with the consummation of the transactions contemplated by the merger agreement (the “Warrant Amendment Proposal”). The proposed amendment to the Warrant Agreement, to become effective upon consummation of the merger, will:

•	increase the exercise price of the warrants from $7.50 per share to $11.50 per share of SPAH common stock;

•
amend the warrant exercise period to (i) eliminate the requirement that the initial founder’s warrants owned by the SPAH insiders become exercisable only after the consummation of an initial business combination if and when the last sales price of SPAH common stock exceeds $14.25 per share for any 20 trading days within a 30 trading day period beginning 90 days after such business combination and (ii) extend the expiration date of the warrants to the earlier of (x) seven years from the consummation of the merger or (y) the date fixed for redemption of the warrants set forth in the warrant agreement;

•	provide for the mandatory downward adjustment of the exercise price for each warrant to reflect any cash dividends paid with respect to the outstanding common stock of SPAH;

•
provide that no adjustment in the number of shares issuable upon exercise of each warrant will be made as a result of the issuance of SPAH shares and warrants to the shareholders of Frontier upon consummation of the merger agreement; and

•	provide that each warrant will entitle the holder thereof to purchase, in its sole discretion, either one share of voting common stock or one share of Non-Voting Common Stock.

At the special meeting, SPAH may transact such other business as may properly come before the special meeting or any adjournments or postponements thereof. A copy of the Supplement and Amendment to Amended and Restated Warrant Agreement is to be attached as Annex D to the definitive joint proxy statement/prospectus that will be delivered to you and incorporated into the definitive joint proxy statement/prospectus by reference.

The SPAH insiders intend to vote in favor of the warrant amendment proposal. While the warrants voted by the SPAH insiders will count towards the voting and quorum requirements under Delaware law, they will not count towards the voting requirement under the Warrant Agreement, which requires that the holders of a majority of SPAH’s outstanding warrants issued in, or subsequent to, SPAH’s initial public offering, are voted in favor of the warrant amendment, because the initial founder’s warrants and additional founder’s warrants were not issued in SPAH’s initial public offering.

The special meeting of Frontier stockholders will take place to consider and vote on the following proposal:

The Merger Proposal

SPAH and Frontier have agreed to combine their businesses under the terms of the merger agreement that will be described in greater detail in the definitive joint proxy statement/prospectus that will be delivered to you (the “Merger Proposal”). A copy of the merger agreement will be attached therewith as Annex A. Under the terms of the merger agreement, each share of Frontier common stock issued and outstanding at the effective time of the merger will be converted into 0.0530 shares of newly issued SPAH common stock and 0.0530 newly issued warrants of SPAH, having the same terms and conditions as the publicly traded SPAH warrants immediately prior to the effective time of the merger, after giving effect to the warrant amendment proposal. Based on the closing price of Frontier’s and SPAH’s common stock on July 28, 2009 of $1.15 and $9.73, respectively, which was the last trading day prior to the date of the signing of the merger agreement, Keefe, Bruyette & Woods, Inc. calculated an implied consideration of $0.51569 per share of Frontier common stock. However, based on current market prices, the implied consideration may be less than the market price of Frontier common stock.

SPAH stockholders will continue to own their existing shares of SPAH common stock after the merger, except that upon consummation of the merger, SP Acq LLC has agreed to forfeit 8,987,883 of its founder’s shares and Messrs. Bergamo, LaBow, Lorber, Toboroff and Walker, SPAH’s directors, have agreed to forfeit an aggregate of 465,530 of their founder’s shares.

SPAH and Frontier cannot complete the merger unless, among other things, SPAH and Frontier obtain the necessary government approvals, SPAH’s application to become a bank holding company is approved, the stockholders of each of SPAH and Frontier approve the merger proposal, SPAH stockholders approve the amendments to SPAH’s Amended and Restated Certificate of Incorporation, and SPAH’s warrantholders approve the amendment to the Warrant Agreement.

Upon consummation of the merger with Frontier, the funds currently held in SPAH’s trust account (less any amounts paid to stockholders who exercise their conversion rights and released as deferred underwriting compensation) and proceeds from the co-investment will be released to SPAH. SPAH intends to pay any additional expenses related to the merger and hold the remaining funds as capital pending use for general corporate and strategic purposes. Such purposes could include increasing the capital of Frontier Bank, making additional loans, future mergers and acquisitions, branch construction, asset purchases, payment of dividends, repurchases of shares of SPAH common stock and general corporate purposes. Until such capital is fully leveraged or deployed, SPAH may not be able to successfully deploy such capital and SPAH’s return on equity could be negatively impacted.

All of Frontier’s insiders have agreed to vote their 3,103,451 shares of Frontier common stock (which constitute 6.56% of Frontier’s outstanding shares of common stock), “FOR” the merger proposal.

Annex A

DISSENTERS’ RIGHTS UNDER THE WASHINGTON BUSINESS CORPORATION ACT

Chapter 13 of the Washington Business Corporation Act

RCW 23B.13.010  Definitions. As used in this chapter:

(1)           “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2)           “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3)           “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4)           “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5)           “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6)           “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7)           “Shareholder” means the record shareholder or the beneficial shareholder.

RCW 23B.13.020  Right to dissent.

(1)           A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a)           A plan of merger, which has become effective, to which the corporation is a party (i) if shareholder approval was required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder was entitled to vote on the merger, or (ii) if the corporation was a subsidiary that has been merged with its parent under RCW 23B.11.040;

(b)           A plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares have been acquired, if the shareholder was entitled to vote on the plan;

(c)           A sale or exchange, which has become effective, of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder was entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d)           An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or

(e)           Any corporate action approved pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2)           A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3)           The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a)           The proposed corporate action is abandoned or rescinded;

(b)           A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c)           The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

RCW 23B.13.030  Dissent by nominees and beneficial owners.

(1)           A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2)           A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a)           The beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

(b)           The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

RCW 23B.13.200  Notice of dissenters’ rights.

(1)           If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval by a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2)           If corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, the shareholder consent described in RCW 23B.07.040(1)(b) and the notice described in RCW 23B.07.040(3)(a) must include a statement that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

RCW 23B.13.210  Notice of intent to demand payment.

(1)           If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed corporate action is effected, and (b) not vote such shares in favor of the proposed corporate action.

(2)           If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted for approval without a vote of shareholders in accordance with RCW 23B.07.040, a shareholder who wishes to assert dissenters’ rights must not execute the consent or otherwise vote such shares in favor of the proposed corporate action.

(3)           A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to payment for the shareholder’s shares under this chapter.

RCW 23B.13.220  Dissenters’ rights—Notice.

(1)           If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved at a shareholders’ meeting, the corporation shall within ten days after the effective date of the corporate action deliver to all shareholders who satisfied the requirements of RCW 23B.13.210(1) a notice in compliance with subsection (3) of this section.

(2)           If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is approved without a vote of shareholders in accordance with RCW 23B.07.040, the notice delivered pursuant to RCW 23B.07.040(3)(b) to shareholders who satisfied the requirements of RCW 23B.13.210(2) shall comply with subsection (3) of this section.

(3)           Any notice under subsection (1) or (2) of this section must:

(a)           State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b)           Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c)           Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d)           Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) or (2) of this section is delivered; and

(e)           Be accompanied by a copy of this chapter.

RCW 23B.13.230  Duty to demand payment.

(1)           A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2)           The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3)           A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

RCW 23B.13.240  Share restrictions.

(1)           The corporation may restrict the transfer of uncertificated shares from the date the demand for payment is received under RCW 23B.13.230 until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2)           The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

RCW 23B.13.250  Payment.

(1)           Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2)           The payment must be accompanied by:

(a)           The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b)           An explanation of how the corporation estimated the fair value of the shares;

(c)           An explanation of how the interest was calculated;

(d)           A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e)           A copy of this chapter.

RCW 23B.13.260  Failure to take action.

(1)           If the corporation does not effect the proposed corporate action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2)           If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to effect the proposed corporate action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

RCW 23B.13.270  After-acquired shares.

(1)           A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2)           To the extent the corporation elects to withhold payment under subsection (1) of this section, after the effective date of the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

RCW 23B.13.280  Procedure if shareholder dissatisfied with payment or offer.

(1)           A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a)           The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b)           The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c)           The corporation does not effect the proposed corporate action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2)           A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

RCW 23B.13.300  Court action.

(1)           If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2)           The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3)           The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4)           The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5)           The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6)           Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

RCW 23B.13.310  Court costs and counsel fees.

(1)           The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2)           The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a)           Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b)           Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3)           If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.